Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Tel: (312) 407-0700

Fax: (312) 407-0411

http://www.skadden.com

February 22, 2007

VIA EDGAR AND FACSIMILE

Jennifer R. Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Chicago Mercantile Exchange Holdings Inc.
Registration Statement on Form S-4
Commission File No. 333-139538

Dear Ms. Hardy:

We are writing on behalf of our client, Chicago Mercantile Exchange Holdings Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated February 22, 2007 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on February 20, 2007 (the “Registration Statement”) in connection with the merger of the Company and CBOT Holdings, Inc. (“CBOT Holdings”).

Enclosed is a copy of changed pages to the Registration Statement as we propose to file them in Amendment No. 3 to the Registration Statement, which will also be filed via EDGAR and which have been marked to show changes from Amendment No. 2 to the Registration Statement as previously filed.

* * * * *

Securities and Exchange Commission

February 22, 2007

After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0531) or Susan S. Hassan (312-407-0527) with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407-0411.

Very truly yours,

/s/ Rodd M. Schreiber

Rodd M. Schreiber

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Matt Franker (Securities and Exchange Commission)

Bret Johnson (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)

Kathleen M. Cronin (Chicago Mercantile Exchange Holdings Inc.)

Susan S. Hassan (Skadden, Arps, Slate, Meagher & Flom LLP)

Kevin J.P. O’Hara (CBOT Holdings, Inc.)

Scott J. Davis (Mayer Brown Rowe and Maw LLP)

Bruce F. Perce (Mayer Brown Rowe and Maw LLP)

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

CME Holdings and CBOT Holdings have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below under “—Tax Consequences of the Merger Generally,” in connection with the filing of the registration statement of which this document forms a part, Skadden, Arps has delivered an opinion to CME Holdings, and Mayer Brown has delivered an opinion to CBOT Holdings, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

The following is a summary of the material U.S. federal income tax consequences of the merger applicable to a holder of shares of CBOT Holdings Class A common stock that receives CME Holdings Class A common stock or cash in the merger. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, or the “IRS,” and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) and non-U.S. holders (as defined below) that hold their shares of CBOT Holdings Class A common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular CBOT Holdings Class A stockholder or to CBOT Holdings Class A stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold CBOT Holdings Class A common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	U.S. holders who acquired their shares of CBOT Holdings Class A common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds CBOT Holdings Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of CBOT Holdings Class A common stock should consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term “U.S. holder” means a beneficial owner of CBOT Holdings Class A common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

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•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this section, the term “non-U.S. holder” means a beneficial owner of CBOT Holdings Class A common stock that is not a U.S. holder.

Tax Consequences of the Merger Generally

CME Holdings and CBOT Holdings have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to CME Holdings’ obligation to complete the merger that CME Holdings receive an opinion of its counsel, Skadden, Arps, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to CBOT Holdings’ obligation to complete the merger that CBOT Holdings receive an opinion of its counsel, Mayer Brown, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this document forms a part, Skadden, Arps has delivered an opinion to CME Holdings, and Mayer Brown has delivered an opinion to CBOT Holdings, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from CME Holdings and CBOT Holdings. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the IRS. Neither CME Holdings nor CBOT Holdings intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger.

Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The discussion below as to the material U.S. federal income tax consequences of the merger is the opinion of Skadden Arps and Mayer Brown, subject to the qualifications and limitations referenced and summarized above.

Tax Consequences of the Merger for CME Holdings, CME Holdings Stockholders and CBOT Holdings

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized by CME Holdings, CME Holdings stockholders, or CBOT Holdings.

Tax Consequences of the Merger for CBOT Holdings Stockholders

Exchange of CBOT Holdings Class A common stock solely for CME Holdings Class A common stock.

•	For a U.S. holder who exchanges all of its shares of CBOT Holdings Class A common stock solely for shares of CME Holdings Class A common stock in the merger, no gain or loss will be recognized.

Exchange of CBOT Holdings Class A common stock solely for cash.

•

For a U.S. holder who exchanges all of its shares of CBOT Holdings Class A common stock solely for cash in the merger, capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in the CBOT Holdings Class A common stock generally will be recognized.

•

Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of CBOT Holdings Class A common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. Short-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

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•

In some cases, such as if the U.S. holder actually or constructively owns CME Holdings Class A common stock immediately after the merger, such cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such cash received would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Exchange of CBOT Holdings Class A common stock for combination of CME Holdings Class A common stock and cash.

•

For a U.S. holder who exchanges shares of CBOT Holdings Class A common stock for a combination of CME Holdings Class A common stock and cash, gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any CME Holdings Class A common stock received in the merger, over such U.S. holder’s tax basis in the shares of CBOT Holdings Class A common stock surrendered by the U.S. holder in the merger, or (ii) the amount of cash received in the merger.

•

For a U.S. holder who acquired different blocks of CBOT Holdings Class A common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares.

•

If a U.S. holder has differing bases or holding periods in respect of shares of CBOT Holdings Class A common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of CME Holdings Class A common stock received in the merger.

•

Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of CBOT Holdings Class A common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. Capital gains on stock held for one year or less my be taxed at regular rates of up to 35% for individuals.

•

In some cases, such as if the U.S. holder actually or constructively owns CME Holdings Class A common stock immediately after the merger, such gain could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Treatment of non-U.S. holders who exchange CBOT Holdings Class A common stock in the merger.

•

For a non-U.S. holder who exchanges its shares of CBOT Holdings Class A common stock in the merger, its tax consequences, including the computation of capital gain or loss, will generally be determined in the same manner as that of a U.S. holder, except as otherwise described below.

•

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized with respect to the merger unless (i) such gain is effectively connected with a trade or business of the non-U.S. holder in the United States (or, if certain income tax treaties apply, is attributable to a permanent establishment), (ii) CBOT Holdings is a U.S. real property holding corporation (as defined below) at any time within the shorter of the five-year period ending on the date on which the proposed transaction is consummated or such non-U.S. holder’s holding period or (iii) the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the exchange and certain other conditions are met, (iv) or cash paid to a non-U.S. holder in the merger for some or all of such non-U.S. holder’s CBOT Holdings Class A common stock

130

has the effect of a distribution of a dividend for U.S. federal income tax purposes. In the case of (i)-(iii), a non-U.S. holder will be subject to U.S. federal income tax on such gain in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on such effectively connected income.

•

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. CBOT Holdings does not believe that it is or has been a U.S. real property holding corporation within the last five years and does not expect to become a U.S. real property holding corporation prior to the date of closing of the merger.

•

If a non-U.S. holder in the merger receives a cash payment in exchange for all or some of its CBOT Holdings Class A common stock that has the effect of a distribution of a dividend for U.S. federal income tax purposes, then such cash payment may be subject to 30% withholding unless (i) such non-U.S. holder is eligible for a reduced tax treaty rate with respect to dividend income or (ii) amounts paid to the non-U.S. holder in the merger is effectively connected with a U.S. trade or business, in which case no such withholding will be required and such amounts will be taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In general, a non-U.S. holder must furnish a IRS Form W-8BEN or IRS Form W-8ECI in order to prove its eligibility for any of the foregoing exemptions or reduced rates.

•

The rules relating to non-U.S. holders are complex and dependent on the specific factual circumstances particular to each non-U.S. holder. Consequently, each non-U.S. holder should consult its tax advisor as to the U.S. federal income tax consequences relevant to such non-U.S. holder.

Tax Basis and Holding Period

A CBOT Holdings stockholder’s aggregate tax basis in the CME Holdings Class A common stock received in the merger will equal its aggregate tax basis in the CBOT Holdings Class A common stock surrendered in the merger, increased by the amount of taxable gain or dividend income, if any, recognized in the merger, and decreased by the amount of cash, if any, received in the merger. The holding period for the shares of CME Holdings Class A common stock received in the merger generally will include the holding period for the shares of CBOT Holdings Class A common stock exchanged therefor.

Information Reporting and Backup Withholding

Cash payments received in the merger by a CBOT Holdings stockholder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) or provides a certification of foreign status on IRS Form W-8BEN or other appropriate form, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the CBOT Holdings stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

A CBOT Holdings stockholder who receives CME Holdings Class A common stock as a result of the merger will be required to retain records pertaining to the merger. Each holder of CBOT Holdings Class A common stock who is required to file a U.S. tax return and who is a “significant holder” that receives CME Holdings Class A common stock in the merger will be required to file a statement with the holder’s U.S. federal income tax return setting forth such holder’s basis in the CBOT Holdings Class A common stock surrendered and the fair market value of the CME Holdings Class A common stock and cash, if any, received in the merger. A “significant holder” is a CBOT Holdings Class A stockholder, who, immediately before the merger owned at least 5% of the outstanding stock of CBOT Holdings.

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Exhibit 8.1

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Tel: (312) 407-0700

Fax: (312) 407-0411

http://www.skadden.com

February     , 2007

Chicago Mercantile Exchange Holdings Inc.

20 South Wacker Drive

Chicago, IL 60606

Re:	Chicago Mercantile Exchange Holdings Inc. and
CBOT Holdings, Inc. Merger

Ladies and Gentlemen:

We have acted as counsel to Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”), a Delaware corporation, in connection with the proposed merger (“Merger”) of CBOT Holdings, Inc. (“CBOT Holdings”), a Delaware corporation, with and into CME Holdings, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 17, 2006. CME Holdings will be the surviving corporation in the Merger and, upon consummation of the Merger, the combined company will be renamed CME Group Inc. (“CME Group”). The Merger will also result in a change to the constituent documents of Board of Trade of the City of Chicago, Inc. (“CBOT”), a Delaware non-stock corporation and a subsidiary of CBOT Holdings. Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Merger Agreement. This opinion letter is being delivered in connection with, and as of the date of the declaration of the effectiveness by the Securities and Exchange Commission of, CME Holdings’ registration statement on Form S-4 relating to the Merger filed with the Securities and Exchange Commission on December 21, 2006, as amended through the date hereof (the “Registration Statement”).

In rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement and (iii) such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein. We have assumed that the Merger will be consummated in accordance with the Merger Agreement, Registration Statement and such other documents, certificates and

Chicago Mercantile Exchange Holdings Inc.

February     , 2007

records and that statements as to factual matters contained in the Merger Agreement and/or the Registration Statement are true, correct and complete and will continue to be true, correct and complete through the Effective Time and thereafter, as applicable.

For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic or electronic copies, and the authenticity of the originals of such latter documents. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

In rendering our opinion, we have relied upon factual statements and representations of officers and other representatives of CME Holdings and CBOT Holdings, and we have assumed that such factual statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

In rendering our opinion, we have assumed that (i) the Merger will be consummated in accordance with the terms of the Merger Agreement and as described in the Registration Statement and that none of the material terms or conditions contained therein have been or will be waived or modified in any respect, (ii) the Merger Agreement, the Registration Statement and such other documents and records as we have considered accurately reflect all the material facts relating to the Merger and (iii) the Registration Statement accurately describes the business operations and the anticipated future operations of CME Holdings and CBOT Holdings. Our opinion is conditioned upon, among other things, the initial and continuing accuracy and completeness of the facts, information, covenants, representations and warranties provided or made by CME Holdings and CBOT Holdings. Any change or inaccuracy of such facts (including those events occurring after the Effective Time) could affect the conclusions stated herein.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service, and such other authorities as we have considered relevant, all as in effect on the date of this opinion and all of which are subject to change or differing interpretations (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect the conclusions expressed herein. There can be no assurance, moreover, that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

Chicago Mercantile Exchange Holdings Inc.

February     , 2007

Based upon and subject to the foregoing: (i) we are of the opinion that, under current U.S. federal income tax law, the Merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code; and (ii) the statements under the caption “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger for CME Holdings, CME Holdings Stockholders and CBOT Holdings” and “—Tax Consequences of the Merger for CBOT Holdings Stockholders” constitute our opinion.

Except as set forth above, we express no other opinion. We are furnishing this opinion solely in connection with the filing of the Registration Statement. We are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the use of our name in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences of the Merger.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/S/ SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 8.2

February __, 2007

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

CBOT Holdings, Inc.

141 W. Jackson Blvd

Chicago, IL 60604

Re:	Agreement and Plan of Merger, dated as of
October 17, 2006, by and between Chicago
Mercantile Exchange Holdings Inc., CBOT
Holdings, Inc. and the Board of Trade of the City
of Chicago, Inc.

Ladies and Gentlemen:

We have acted as counsel to CBOT Holdings, Inc., a Delaware corporation (“CBOT Holdings”), in connection with the proposed merger (“Merger”) of CBOT Holdings with and into Chicago Mercantile Exchange Holdings Inc., a Delaware corporation (“CME Holdings”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 17, 2006 (“Execution Date”). CME Holdings will be the surviving corporation in the Merger and, upon consummation of the Merger, the combined company will be renamed CME Group Inc (“CME Group”). The Merger will also result in change to the constituent documents of Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation and a subsidiary of CBOT Holdings (“CBOT”). Unless otherwise defined herein, capitalized terms used herein shall have the same meaning as defined in the Merger Agreement. This opinion letter is being delivered in connection with, and as of the date of the declaration of the effectiveness by the Securities and Exchange Commission of, CME Holdings’ registration statement on Form S-4 relating to the Merger filed with the Securities and Exchange Commission on December 21, 2006 (Registration No. 333-139538) (the “Registration Statement”).

In rendering our opinions set forth below, we have examined (without any independent investigation or verification) and relied upon the facts, information, representations, covenants and agreements contained in the originals or copies, certified or otherwise identified to our satisfaction of (i) the description of the Merger as set forth in the Merger Agreement, including representations and covenants of CBOT Holdings and CME Holdings, (ii) the Registration Statement, and (iii) such other instruments and documents related to the formation, organization and operation of CBOT Holdings and CME Holdings and related to the consummation of the Merger as we have deemed necessary or appropriate. In addition, we have relied upon (without our independent investigation or verification) certain statements, representations, covenants and agreements made by CBOT Holdings and CME Holdings, including factual statements and representations set forth in their respective letters delivered to us for purposes of these opinions (the “Representation Letters”), and we have assumed that (i) the

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Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

CBOT Holdings, Inc.

February     , 2007

Representation Letters will be executed by the appropriate officers of CBOT Holdings and CME Holdings as of the Effective Time of the Merger and (ii) the Merger will be reported by CBOT Holdings and CME Holdings on their respective United States federal income tax returns in a manner consistent with the opinions set forth below. Our opinions assume and are expressly conditioned on, among other things, the accuracy, completeness and truth of the facts, information, representations, covenants, statements and agreements set forth in the documents referred to above, both initially and continually as of the Effective Time of the Merger, without any qualification as to knowledge or belief.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity and completeness of all documents submitted to us as originals, and the conformity to original documents of all non-original documents submitted to us. Also, we have assumed that the Merger was or will be consummated in accordance with the Merger Agreement and as described in the Registration Statement, and that none of the terms and conditions contained therein will be waived or modified in any respect prior to the Effective Time of the Merger.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (“Code”), and the Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service (“IRS”), currently published administrative rulings and procedures, and such other authorities as we have considered relevant, in each case as in effect on the date hereof. It should be noted that the Code, Regulations, judicial decisions, rulings, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement, the Merger Agreement, the Representation Letters, or such other document on which we relied, could affect our conclusions herein. Moreover, there can be no assurance that our opinion will be accepted by the IRS or, if challenged by the IRS, by a court.

Subject to the foregoing and to the qualifications and limitations set forth herein, (i) we are of the opinion that under current law, for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of section 368(a) of the Code and (ii) the statements under the caption “Material U.S. Federal Income Tax Consequences of the Merger – Tax Consequences of the Merger for CME Holdings, CME Holdings Stockholders and CBOT Holdings” and “—Tax Consquences of the Merger for CBOT Holdings Stockholders” constitute our opinion.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether United States federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Merger Agreement. This opinion is being furnished solely in connection with the filing of the Registration Statement. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

CBOT Holdings, Inc.

February         , 2007

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement with respect to discussion of the material U.S. federal income tax consequences of the Merger, including the Proxy Statement/Prospectus constituting a part thereof, and any amendment thereto. In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required under Section 7 of the Securities Act.

Sincerely, /S/ MAYER, BROWN, ROWE & MAW LLP

MAYER, BROWN, ROWE & MAW LLP